Exhibit 21

Subsidiaries of Vringo, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Vringo (Israel), Ltd.	Israel
Innovate/Protect, Inc.	Delaware
I/P Engine Inc.	Virginia
I/P Labs, Inc.	Delaware
Vringo Labs, Inc.	Delaware
Vringo Infrastructure, Inc.	Delaware
Vringo Germany GmbH	Germany